Exhibit 99.1

BETTERWARE DE MÉXICO, S.AB. de C.V.

ANNOUNCES REDEMPTION OF PUBLIC WARRANTS AND SHAREHOLDERS MEETING RESOLUTIONS

Guadalajara, Mexico, October 8, 2020 – Betterware de México, S.A.B. de C.V. (Nasdaq: BWMX) (“Betterware” or the “Company”), today announced that the Company will redeem all of its outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of October 11, 2018 (as amended from time to time, the “Warrant Agreement”), by and between the Company (as successor of DD3 Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and that remain outstanding at 5:00 p.m. New York City time on November 9, 2020 (the “Redemption Date”) for a redemption price of USD$0.01 per Public Warrant (the “Redemption Price”). Warrants to purchase Ordinary Shares that were issued under the Warrant Agreement in a private placement and still held by the initial holders thereof or their permitted transferees are not subject to the redemption.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares is at least USD$18.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. This share price performance target has been met. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Ordinary Shares. Each Public Warrant entitles the holder thereof to purchase one Ordinary Shares at a cash price of USD$11.44 per Public Warrant exercised (the “Exercise Price”).

The Company’s board of directors has elected to require that, following delivery of the notice of redemption and prior to 5 p.m. New York City time on the Redemption Date, all Public Warrants be exercised only on a cashless basis. As a result of the board of directors having made this election, holders may no longer exercise Public Warrants in exchange for payment in cash of the Exercise Price. Instead, a holder exercising a Public Warrant will be deemed to pay the per warrant Exercise Price by the surrender of 0.63 of a share of Ordinary Shares that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.37 of a share of Ordinary Shares for each Public Warrant surrendered for exercise.

The number of Ordinary Shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and will be equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between USD$18.23, the average reported last sale price of the Ordinary Shares for the five trading days ending on October 5, 2020, the third trading day prior to the date of the redemption notice (the “Fair Market Value”) and the Exercise Price, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Ordinary Shares, the number of shares the holder will be entitled to receive will be rounded up to the nearest whole number of shares.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Public Warrants as to whether to exercise or refrain from exercising any Public Warrants.

The shares of Ordinary Shares underlying the Public Warrants have been registered by Betterware under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-4 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-233982).

Questions concerning redemption and exercise of the Public Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

Additionally, the Company is pleased to announce that all resolutions considered at its Shareholders Ordinary Meeting held on October 2, 2020, have been approved by its shareholders. The resolutions approved by the shareholders include:

(i)	To ratify the Shareholders’ resolutions dated August 17, 2020, where Betterware’s shareholders acknowledged that as of such date, the Company had 2,460,000 treasury shares;

(ii)	To recognize that, as of September 30, 2020, certain Betterware’s warrant holders had exercised 352,256 warrants on a cash basis in exchange of 352,256 common shares, no par value, of the Company;

(iii)	The approval of an increase in the variable portion of the capital stock of the Company for an amount of MXN$89,235,277.00, subscribed and paid by the Company’s warrant holders mentioned in paragraph (ii) above; and

(iv)	The approval of an issuance of 689,021 Company’s treasury shares to be subscribed and paid by the Company’s management in terms of the Management Incentive Plan.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Betterware de México, S.A.B. de C.V.

Founded in 1995, Betterware is a direct-to-consumer company in Mexico. Betterware is focused on the home solutions and organization segment, with a wide product portfolio for daily solutions including organization, kitchen preparation, food containers, smart furniture, among others.

Betterware has a distribution network of over 782,000 distributors and associates, who serve approximately 3 million households in more than 800 communities throughout Mexico. Its main distribution center is located in Guadalajara, Jalisco.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the redemption of the Public Warrants and the expected proceeds from the exercise of the Public Warrants. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Betterware’s management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets, and the impact of COVID-19 on our business and the economy as a whole, and the other risks discussed under the heading “Risk Factors” in the registration statement on F-1 filed by Betterware on September 14, 2020 and other documents Betterware files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and Betterware disclaims any obligation to update these forward-looking statements.

Contact Information

Investor Relations Contacts
Betterware IR	ICR
ir@better.com.mx	Allison Malkin
+52 (33) 3836 0500 Ext. 2011	203-682-8225

Please visit the Betterware investor relations website at https://ri.betterware.com.mx/financiera/reportes-trimestrales to view the financial results included in the letter to shareholders. The Company intends to continue to make future announcements of material financial and other information through its investor relations website. The Company will also, from time to time, disclose this information through press releases, filings with the Securities and Exchange Commission, conference calls, or webcasts, as required by applicable law.

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